Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2023
Vancouver, B.C. - August 24, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports its estimated mineral reserves and mineral resources as at June 30, 2023, inclusive of the assets acquired through the Yamana Gold Inc. ("Yamana") transaction. Please see the Company's news release dated March 31, 2023, announcing the completion of the Yamana transaction for further information. Proven and probable mineral reserves are estimated to contain approximately 576.6 million ounces of silver and 12.9 million ounces of gold. Measured and indicated ("M&I") mineral resources (excluding proven and probable reserves) are estimated to total approximately 959.1 million ounces of silver and 17.5 million ounces of gold. Inferred mineral resources total 479.4 million ounces of silver and 9.2 million ounces of gold.
"The addition of the assets from the Yamana transaction has resulted in a significant increase in Pan American's reserve and resource base," said Christopher Emerson, Pan American’s Vice President of Exploration and Geology. "Our exploration and geology teams are currently designing the drill programs across the combined portfolio with an emphasis on near site exploration and further resource conversion. Pan American plans to complete over 480,000 metres of drilling in 2023."
Consolidated Proven and Probable Mineral Reserves, as at June 30, 2023(1,2,3)

Segment	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Silver Segment(4)	Proven Reserves	18.1	260	150.7	0.69	0.18
	Probable Reserves	34.3	281	310.1	0.53	0.46
	Proven and Probable Reserves	52.3	274	460.8	0.57	0.64
Gold Segment(5)	Proven Reserves	450.6	5	57.5	0.49	7.17
	Probable Reserves	379.0	5	58.3	0.42	5.13
	Proven and Probable Reserves	829.6	5	115.8	0.46	12.30
Total Segments(6,7)	Proven Reserves	468.7	16	208.2	0.50	7.35
	Probable Reserves	413.2	31	368.5	0.43	5.60
	Proven and Probable Reserves	881.9	23	576.6	0.47	12.94
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) Please refer to the mineral reserve and resource tables by operation at the end of this news release for more information.
(3) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s web site for a more complete table, including Zinc, Lead and Copper grades and contents.
(4) Silver Segment comprised of Huaron, Morococha, La Colorada, San Vicente, Escobal and Cerro Moro.
(5) Gold Segment comprised of La Arena, Shahuindo, Dolores, Timmins, Minera Florida, El Peñon, Jacobina, MARA and Jeronimo.

PAN AMERICAN SILVER CORP. 1

(6) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
(7) As announced on July 31, 2023, and subsequent to the effective date of the mineral reserve and mineral resource update as at June 30, 2023, Pan American had entered into binding agreements to divest Morococha, MARA and Jeronimo. The corresponding mineral reserves and mineral resources will be removed on completion of those transactions.
Consolidated Mineral Resources, as at June 30, 2023(1,2,3,4)

Segment	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Silver Segment(5)	Measured Resources	21.8	157	110.2	0.62	0.07
	Indicated Resources	257.2	96	796.4	0.49	0.30
	M&I Resources	279.1	101	906.6	0.51	0.37
Gold Segment(6)	Measured Resources	380.2	9	16.4	0.56	6.82
	Indicated Resources	823.4	8	36.2	0.39	10.27
	M&I Resources	1,203.6	8	52.6	0.44	17.09
Total Segments(7,8)	Measured Resources	402.0	52	126.6	0.56	6.89
	Indicated Resources	1,080.6	64	832.5	0.39	10.56
	M&I Resources	1,482.7	62	959.1	0.44	17.46
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the mineral reserve and resource tables by operation at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s web site for a more complete table, including Zinc, Lead and Copper grades and contents.
(5) Silver Segment comprised of Huaron, Morococha, La Colorada, San Vicente, Escobal and Cerro Moro.
(6) Gold Segment comprised of La Arena, Shahuindo, Dolores, Timmins, Minera Florida, El Peñon, Jacobina, MARA and Jeronimo.
(7) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
(8) As announced on July 31, 2023, and subsequent to the effective date of the mineral reserve and mineral resource update as at June 30, 2023, Pan American had entered into binding agreements to divest Morococha, MARA and Jeronimo. The corresponding mineral reserves and mineral resources will be removed on completion of those transactions.
Consolidated Inferred Mineral Resources, as at June 30, 2023(1,2,3,4)

Segment	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Silver Segment(5)	Inferred Resources	224.3	58	417.7	0.63	0.36
Gold Segment(6)	Inferred Resources	649.6	4	61.6	0.42	8.88
Total Segments(7,8)	Inferred Resources	873.9	22	479.4	0.43	9.24

PAN AMERICAN SILVER CORP. 2

(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the mineral reserve and resource tables by operation at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s web site for a more complete table, including Zinc, Lead and Copper grades and contents.
(5) Silver Segment comprised of Huaron, Morococha, La Colorada, San Vicente, Escobal and Cerro Moro.
(6) Gold Segment comprised of La Arena, Shahuindo, Dolores, Timmins, Minera Florida, El Peñon, Jacobina, MARA and Jeronimo.
(7) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
(8) As announced on July 31, 2023, and subsequent to the effective date of the mineral reserve and mineral resource update as at June 30, 2023, Pan American had entered into binding agreements to divest Morococha, MARA and Jeronimo. The corresponding mineral reserves and mineral resources will be removed on completion of those transactions.
Mineral resource estimate for the La Colorada Skarn, as at September 13, 2022, and previously reported:

Classification	Cut-off Value (US$/tonne)	Tonnes (Mt)	Zinc %	Lead %	Silver (g/t)
Indicated	45	95.9	2.77	1.28	31
Inferred	45	147.8	2.29	1.04	28
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) See news release dated September 14, 2022 for further information.
Pan American plans to provide an update for the La Colorada Skarn mineral resource estimate and a Preliminary Economic Assessment of the Skarn project, as part of an updated Technical Report for the La Colorada Property to be released late 2023.
Consolidated reserve and resource highlights for the 12 months ended June 30, 2023:
•Silver mineral reserves increased from 515 million ounces to 577 million ounces, net of mining depletion. Gold mineral reserves increased from 3.6 million ounces to 12.9 million ounces.
•M&I mineral resources exclusive of proven and probable mineral reserves increased from 839 million ounces to 959 million ounces for silver and from 8.1 million ounces to 17.5 million ounces for gold.
•The marked increase in year-over-year mineral reserves and M&I mineral resources reflects the inclusion of the mineral resource and mineral reserves for the assets acquired through the Yamana transaction.
•Inferred silver mineral resource decreased from 508 million ounces to 479 million ounces, which reflects the removal of the inferred mineral resource for the Shahuindo sulphides following metallurgical test work that indicated that the resource would not have a reasonable prospect for eventual economic extraction, as described in the technical report for Shahuindo dated November 30, 2022.
•Inferred gold mineral resource increased from 5.7 million ounces to 9.2 million ounces, largely through the inclusion of the inferred mineral resources of the assets acquired through the Yamana transaction.
A detailed summary of the silver and gold mineral reserves and mineral resources as at June 30, 2023 is provided in the following tables.

PAN AMERICAN SILVER CORP. 3

Consolidated Pan American Mineral Reserves as at June 30, 2023(1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Proven	6.0	174	33.4	--	--
		Probable	3.3	166	17.5	--	--
Morococha (92.3%)(3,4)	Peru	Proven	3.3	156	16.6	--	--
		Probable	3.3	158	16.6	--	--
La Colorada	Mexico	Proven	5.0	296	47.2	0.21	33.8
		Probable	4.2	292	39.1	0.19	25.3
San Vicente (95%)(3)	Bolivia	Proven	0.7	341	8.2	--	--
		Probable	0.7	278	6.4	--	--
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2
		Probable	22.1	316	225.0	0.34	243.8
Cerro Moro	Argentina	Proven	0.5	330	5.7	6.33	109.7
		Probable	0.7	237	5.6	8.18	192.2
Total Silver Segment(5)			52.3	274	460.8	0.57	639.1
Gold Segment
La Arena	Peru	Proven	15.1	--	--	0.38	183.4
		Probable	17.5	--	--	0.28	159.7

PAN AMERICAN SILVER CORP. 4

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Shahuindo	Peru	Proven	58.8	8	15.1	0.51	967.8
		Probable	33.6	6	6.8	0.40	436.8
Dolores	Mexico	Proven	6.3	17	3.4	0.53	108.6
		Probable	1.3	24	1.0	0.53	22.1
Timmins	Canada	Proven	5.0	--	--	2.93	473.5
		Probable	4.7	--	--	2.80	419.4
Minera Florida	Chile	Proven	0.9	26	0.7	3.25	89.6
		Probable	2.0	20	1.3	3.28	210.6
El Peñon	Chile	Proven	0.9	213	6.2	5.35	155.6
		Probable	5.2	148	24.6	4.21	699.5
Jacobina	Brazil	Proven	27.0	--	--	2.00	1,737.8
		Probable	21.3	--	--	2.06	1,404.8
MARA (56.25%)(4)	Argentina	Proven	330.3	3	32.1	0.25	2,654.8
		Probable	291.2	3	24.6	0.16	1,497.7
Jeronimo (57.0%)(4)	Chile	Proven	6.4	--	--	3.91	798.3
		Probable	2.3	--	--	3.79	284.1
Total Gold Segment(5)			829.6	5	115.8	0.46	12,304.2
Total Gold and Silver Segments(5)		Proven + Probable	881.9	23	576.6	0.47	12,943.3
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s web site for a more complete table, including Zinc, Lead and Copper grades and contents.
(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) As announced on July 31, 2023, and subsequent to the effective date of the mineral reserve and mineral resource update as at June 30, 2023, Pan American had entered into binding agreements to divest Morococha, MARA and Jeronimo. The corresponding mineral reserves and mineral resources will be removed on completion of those transactions.
(5) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.

PAN AMERICAN SILVER CORP. 5

Pan American Silver Measured and Indicated Mineral Resources as at June 30, 2023(1,2,3)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Measured	1.4	180	8.2	--	--
		Indicated	1.8	173	10.2	--	--
Morococha (92.3%)(4,5)	Peru	Measured	0.6	130	2.7	--	--
		Indicated	0.7	124	3.0	--	--
La Colorada	Mexico	Measured	0.7	153	3.6	0.13	3.0
		Indicated	2.5	182	14.6	0.19	15.0
San Vicente (95%)(4)	Bolivia	Measured	0.8	200	5.1	--	--
		Indicated	0.3	213	1.9	--	--
Manantial Espejo	Argentina	Measured	0.3	164	1.7	2.40	24.7
		Indicated	1.0	149	4.9	2.79	91.5
Joaquin	Argentina	Measured	0.1	360	1.5	0.28	1.2
		Indicated	0.4	351	4.2	0.28	3.4
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7
		Indicated	14.2	201	91.6	0.20	93.0
La Colorada Skarn	Mexico	Indicated	95.9	31	94.4	--	--
Navidad	Argentina	Measured	15.4	137	67.8	--	--
		Indicated	139.8	126	564.5	--	--
Cerro Moro	Argentina	Measured	0.1	287	1.1	7.09	26.5
		Indicated	0.6	349	7.1	4.57	93.0
Total Silver Segment(6)			279.1	101	906.6	0.51	368.0
Gold Segment
La Arena	Peru	Measured	1.2	--	--	0.25	9.5
		Indicated	2.1	--	--	0.16	11.1

PAN AMERICAN SILVER CORP. 6

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Shahuindo	Peru	Measured	5.4	6	1.1	0.31	53.6
		Indicated	7.1	5	1.2	0.33	75.8
Dolores	Mexico	Measured	5.5	23	4.0	0.33	57.7
		Indicated	0.7	70	1.5	1.35	28.7
Timmins	Canada	Measured	2.6	--	--	2.77	233.0
		Indicated	2.3	--	--	2.48	185.4
La Bolsa	Mexico	Measured	10.8	10	3.5	0.70	242.8
		Indicated	10.6	8	2.7	0.54	184.3
Pico Machay	Peru	Measured	4.7	--	--	0.91	137.5
		Indicated	5.9	--	--	0.67	127.1
La Arena II	Peru	Measured	154.1	--	--	0.25	1,255.4
		Indicated	554.6	--	--	0.23	4,044.9
Whitney (82.8%)(4)	Canada	Measured	0.8	--	--	7.02	180.7
		Indicated	1.9	--	--	6.77	406.3
Gold River	Canada	Indicated	0.7	--	--	5.29	117.4
Marlhill	Canada	Indicated	0.4	--	--	4.52	57.4
Vogel	Canada	Indicated	2.2	--	--	1.75	125.0
Minera Florida	Chile	Measured	1.7	18	1.0	3.21	172.6
		Indicated	4.5	18	2.6	3.32	481.3
El Peñon	Chile	Measured	1.1	146	5.2	4.10	145.2
		Indicated	6.7	99	21.3	3.04	650.2
Jacobina	Brazil	Measured	49.1	--	--	1.61	2,541.3
		Indicated	45.3	--	--	1.48	2,162.4
MARA Agua Rica (56.25%)(5)	Argentina	Measured	30.2	2	1.5	0.13	126.0
		Indicated	116.0	2	6.9	0.11	410.4

PAN AMERICAN SILVER CORP. 7

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
MARA Alumbrera (56.25%)(5)	Argentina	Measured	65.3	--	--	0.31	650.8
		Indicated	5.2	--	--	0.29	48.1
Jeronimo (57.0%)(5)	Chile	Measured	0.8	--	--	3.77	93.6
		Indicated	0.4	--	--	3.69	45.7
La Pepa (80.0%)	Chile	Measured	47.1	--	--	0.61	922.8
		Indicated	52.3	--	--	0.49	824.3
Lavra Velha	Brazil	Indicated	4.5	--	--	1.96	282.1
Total Gold Segment(6)			1,203.6	8	52.6	0.44	17,090.1
Total Gold and Silver Segments(6)		Measured + Indicated	1,482.7	62	959.1	0.44	17,458.1
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s web site for a more complete table, including Zinc, Lead and Copper grades and contents.
(4) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(5) As announced on July 31, 2023, and subsequent to the effective date of the mineral reserve and mineral resource update as at June 30, 2023, Pan American had entered into binding agreements to divest Morococha, MARA and Jeronimo. The corresponding mineral reserves and mineral resources will be removed on completion of those transactions.
(6) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
Pan American Inferred Mineral Resources as at June 30, 2023(1,2,3)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Inferred	5.9	164	31.2	--	--
Morococha (92.3%)(4,5)	Peru	Inferred	5.2	143	24.0	--	--
La Colorada	Mexico	Inferred	14.7	174	82.2	0.20	93.0
San Vicente (95%)(4)	Bolivia	Inferred	1.5	188	9.2	--	--
Manantial Espejo	Argentina	Inferred	0.5	106	1.8	1.49	25.2
Joaquin	Argentina	Inferred	0.2	280	1.4	0.25	1.2
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7

PAN AMERICAN SILVER CORP. 8

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
La Colorada Skarn	Mexico	Inferred	147.8	28	132.9	--	--
Navidad	Argentina	Inferred	45.9	81	119.4	--	--
Cerro Moro	Argentina	Inferred	0.7	220	4.9	8.66	191.6
Total Silver Segment(6)			224.3	58	417.7	0.63	364.8
Gold Segment
La Arena	Peru	Inferred	5.8	--	--	0.23	43.4
Shahuindo	Peru	Inferred	10.1	8	2.4	0.38	124.4
Dolores	Mexico	Inferred	1.3	40	1.7	1.18	50.3
Timmins	Canada	Inferred	3.8	--	--	3.11	383.5
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Pico Machay	Peru	Inferred	23.9	--	--	0.58	445.7
La Arena II	Peru	Inferred	68.2	--	--	0.21	454.6
Whitney (82.8%)(4)	Canada	Inferred	0.8	--	--	5.34	141.4
Gold River	Canada	Inferred	5.3	--	--	6.06	1,027.4
Vogel	Canada	Inferred	1.5	--	--	3.60	168.8
Minera Florida	Chile	Inferred	4.9	15	2.4	2.93	461.1
El Peñon	Chile	Inferred	18.5	51	30.0	1.36	804.5
Jacobina	Brazil	Inferred	40.1	--	--	1.56	2,014.7
MARA Agua Rica (56.25%)(5)	Argentina	Inferred	417.9	2	21.8	0.09	1,209.2
MARA Alumbrera (56.25%)(5)	Argentina	Inferred	1.7	--	--	0.23	12.6
Jeronimo (57.0%)(5)	Chile	Inferred	1.1	--	--	4.49	161.4
La Pepa (80.0%)	Chile	Inferred	20.0	--	--	0.46	296.1
Lavra Velha	Brazil	Inferred	4.7	--	--	1.56	238.0
Arco Sul	Brazil	Inferred	6.2	--	--	3.08	614.2

PAN AMERICAN SILVER CORP. 9

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Total Gold Segment(6)			649.6	4	61.6	0.42	8,875.9
Total Gold and Silver Segments(6)		Inferred	873.9	22	479.4	0.43	9,240.7
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s web site for a more complete table, including Zinc, Lead and Copper grades and contents.
(4) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(5) As announced on July 31, 2023, and subsequent to the effective date of the mineral reserve and mineral resource update as at June 30, 2023, Pan American had entered into binding agreements to divest Morococha, MARA and Jeronimo. The corresponding mineral reserves and mineral resources will be removed on completion of those transactions.
(6) Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.
Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2023

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	19.00	1,300	7,000	2,000	2,600
Morococha	All categories	19.00	1,300	7,000	2,000	2,600
La Colorada	All categories	19.00	1,300	7,000	2,000	2,600
La Colorada Skarn	Resource	22.00			2,200	2,800
Dolores	Reserves	19.00	1,600
	Resources	22.00	1,700
La Bolsa	All categories	14.00	825
Manantial Espejo	Resources	22.00	1,700
San Vicente	All categories	19.00	1,300	7,000	2,000	2,600
Navidad	All categories	12.52			1,100
Pico Machay	All categories		700
Joaquin	Resources	22.00	1,700
Escobal	All categories	20.00	1,300		2,204	2,424
Shahuindo	Reserves	19.00	1,500
	Resources	22.00	1,700
La Arena	Reserves	19.00	1,500
	Resources	22.00	1,700
La Arena II	All categories		1,500	8,816
Bell Creek	All categories	19.00	1,500
Timmins	All categories	19.00	1,500
Whitney	Resources		1,200
Gold River	Resources		1,200
Marlhill	Resources		1,125

PAN AMERICAN SILVER CORP. 10

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Vogel	Inside pit		1,150
	Below pit		1,150
Jacobina	Reserves		1,500
	Resources		1,700
Cerro Moro	Reserves	19.00	1,600
	Resources	22.00	1,700
El Peñon	Reserves	18.00	1,250
	Resources	18.00	1,250
Minera Florida	Reserves	19.00	1,500			2,600
	Resources	22.00	1,700			2,800
Jeronimo	Reserves		900
	Resources		900
MARA Agua Rica	Reserves	18.00	1,250	6,613
	Resources	24.00	1,600	8,818
MARA Alumbrera	Resources		1,300	6,239
Arco Sul	Resources		1,250
La Pepa	Resources		1,650
Lavra Velha	Resources		1,650
General Notes with Respect to Technical Information
All mineral reserves and mineral resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101. Mineral resources are reported exclusives of mineral reserves.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
The Company has undertaken a verification process with respect to the data disclosed in this news release. The mineral resource and mineral reserves databases comprising drilling and, in some cases, surface and underground sampling, have been compiled at each of the Pan American mine sites by the qualified staff. All the assay data used in the resource evaluation provided by each of the mines has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed monthly by management. The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
For additional information regarding Pan American's material mineral properties prior to the completion of the acquisition of Yamana, including detailed information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods (collectively, the "Assumptions and Methods") used by Pan American to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Pan American’s business and the potential development of the Pan American’s mineral reserves and mineral resources, please refer to Pan

PAN AMERICAN SILVER CORP. 11

American’s Annual Information Form dated February 22, 2023, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC").
For further information about the material mineral projects acquired pursuant to the acquisition of Yamana, including detailed information concerning associated Assumptions and Methods, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the potential development of the mineral reserves and mineral resources, please refer to Yamana’s Annual Information Form dated March 29, 2023, filed at www.sedarplus.ca, or Yamana’s most recent Form 40-F filed with the SEC.
Quantities and grades of contained metal are shown before metallurgical recoveries. There may be non-material changes to the Assumptions and Methods between the date of the most recent Annual Information Forms filed for each of Pan American and Yamana and this date of this news release.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Sébastien Bernier P. Geo., Senior Director, Reserves and Resources, Christopher Emerson, FAusIMM., Vice President of Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimated mineral reserve and mineral resource information; the expectation of the Company to provide an update relating to the La Colorada Skarn mineral resources, and the timing and results of any such update; estimated mine life and any anticipated changes related thereto; the extent of, and success related to any future exploration or development programs, including with respect to the La Colorada Skarn; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources; expectations regarding planned drilling in 2023, near site exploration and further resource conversion.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries are as anticipated; prices for silver,

PAN AMERICAN SILVER CORP. 12

gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to comply with environmental, health and safety laws; and that the COVID-19 pandemic, or other pandemics, do not materially impact underlying assumptions used in estimating mineral reserves and mineral resources, such as prices, the costs and availability of necessary labour, energy, supplies, materials and services, and exchange rates, among other things. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, CLP, BRL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina, and in Guatemala; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.
Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Pan American is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Pan American ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Pan American will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.
Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Pan American reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Pan American prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.